LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 1, 2025

Ms. Kim McManus
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Ms. McManus:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2025 with respect to Post-Effective Amendment No. 373 to the Trust’s Registration Statement on Form N-1A filed on July 28, 2025 (SEC Accession No. 0000894189-25-005209) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering AlphaDroid® Broad Markets Momentum ETF and AlphaDroid® Defensive Sector Rotation ETF (each, a “Fund,” and together, the “Funds”) as two new series of the Trust.

The Staff’s comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

Prospectus - General Comment

1.Staff Comment: To the extent the Staff’s comments on the Summary Section for AlphaDroid® Broad Markets Momentum ETF also apply to AlphaDroid® Defensive Sector Rotation ETF, please apply the comments to both Funds.

Response: The Trust has applied the Staff’s comments and provided responses with respect to both Funds herein to the extent applicable.

Prospectus - AlphaDroid® Broad Markets Momentum ETF -Fund Summary - Example

2.Staff Comment: Please revise the Example disclosure to include only the information required by Item 3 of Form N-1A. Specifically, please remove the sentence addressing brokerage commissions.

Response: Instruction 1(b) to Item 3 of Form N-1 states “[a] Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” Further, Item 3 of Form N-1A requires a fund with sales loads must include the statement “The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.” The Trust believes the current disclosure in the Example, which states “The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares,” is comparable to the required disclosure related to sales loads because brokerage commissions paid by ETF investors serve a similar purpose to sales loads charged upon investment in certain classes of mutual funds. As such, the Trust respectfully declines to make the requested revision.

Prospectus - AlphaDroid® Broad Markets Momentum ETF -Fund Summary - Principal Investment Strategies

3.Staff Comment: The Quantitative Security Selection Risk explains that the Index utilizes artificial intelligence (“AI”) as well as third-party data and information to select underlying ETFs. Please revise related disclosure in the discussion of the Fund’s principal investment strategies to clarify this. In addition, to enhance the disclosure, please address the following items/questions:

a.Who developed and validated the AI model that will be used by the Index Provider? Please include their experience developing AI models, including any experience developing models for securities selection purposes;
b.What sort of AI data inputs were used to train the system;
c.What outputs does the system provide to the Index Provider; and
d.How does the Index Provider consider the outputs.

Response: In response, applicable disclosure in the Principal Investment Strategies has been revised as follows:

The Index Provider employs a proprietary ~~computer~~ algorithm to make this assessment utilizing ~~various metrics~~ numerical market data. The Index utilizes artificial intelligence (“AI”) as well as third-party data and information to select Underlying ETFs. See “Additional Information About the Funds - Utilization of AI in Each Index’s Methodology” for more information.

The following disclosure has also been added as a subsection in the Additional Information About the Funds section.

Utilization of AI in Each Index’s Methodology
The Index methodology is designed to select equity securities based on the results of a proprietary, quantitative and AI driven algorithm developed by Scott Juds, CEO of the Index Provider and Fund Sponsor. Mr. Juds has more than 30 years of experience in quantitative modeling, holds patents in signal processing, and has published research on securities selection. The algorithm has been used and validated over time by thousands of technically sophisticated subscribers.

Unlike some AI models that rely on “black box” techniques such as neural networks or language models, the Index methodology does not depend on unstructured or alternative data, such as social media posts or web traffic. Instead, the Index relies only on traditional market information inputs, such as daily stock and fund prices that have been adjusted by a third-party data provider for dividends, stock splits, and other corporate actions.

The system applies structured techniques borrowed from control systems engineering (e.g., fuzzy logic and feedback loops) to identify signals in financial data. These signals are used to generate outputs for the Index Provider, including whether market conditions indicate a “Bull” or “Bear” state, which securities appear to be leaders in each category, and how much weight to assign to each selection. In a Bull state, the Index generally holds equity securities identified as leaders in their categories. In a Bear state, the Index automatically shifts into defensive securities, such as U.S. Treasuries, bonds, or gold ETFs.

The Index Provider then evaluates these outputs using a rules-based framework. The system is designed to reduce duplication, preserve diversification, and ensure the portfolio can be implemented. The methodology also incorporates safeguards against certain biases. For example, it adjusts its momentum filters to avoid “overfitting” to short- or long-term market trends, and it is structured to avoid securities with unstable or excessively volatile price behavior. These features create a deliberate bias in favor of securities with more stable characteristics.

In addition, the Trust has added the following disclosure to the “Quantitative Security Selection Risk” included in the “Additional Information about the Funds – Principal Investment Risks” section:

The success of the AI models depends on the quality, reliability, and timeliness of the data input. If data is stale, missing, or otherwise inaccurate, a Fund’s investment decisions may be adversely affected. Technological advancements, regulatory changes, or newly developed AI techniques could alter the landscape in which an Index’s current AI models operate. The Index Provider cannot guarantee that its models will remain optimal as AI and big data analytics evolve. An Index may rely on data from third-party providers. In the event these providers discontinue or materially limit access, or if the data is found to be inaccurate, the ability of a Fund to implement its investment strategy may be impaired. The AI models used by the Indexes may also incorporate a systemic bias against securities that demonstrate instability or volatility, which may disproportionately affect a Fund’s performance for certain periods to the extent such instable or volatile securities perform better relative to more stable or less volatile securities for such periods.

4.Staff Comment: Consider discussing potential bias and skews that may impact the proprietary computer algorithm utilized by the Index and, if relevant, expand applicable risk disclosure to address these items.

Response: Please see the Trust’s response to Comment #3 above.

Prospectus - AlphaDroid® Broad Markets Momentum ETF - Fund Summary - Principal Investment Strategies - AlphaDroid® EZ-MO Broad Markets Momentum Index

5.Staff Comment: In the Strategic Category list, please consider whether “Global Defender” should be revised to refer to SPEU, as referenced in the current Index weighting noted later in the strategy?

Response: The applicable disclosure has been revised to include a list of candidate ETFs eligible for inclusion in each Strategy Category. For example, SPEU is one of four Strategic Category candidates available for the Global Defender category. The sole candidates for the “SPY Defender” and “QQQ Defender” Strategic Categories are SPY and QQQ, respectively.

6.Staff Comment: Please revise the disclosure following the asterisk to clarify that Teucrium is the Fund’s investment adviser.

Response: The Trust has revised the principal investment strategy to clarify that Teucrium serves as the Fund’s investment adviser.

7.Staff Comment: Please expand disclosure in this section to describe each Strategic Category, such as “Defender” and “Global Defender.”

Response: The Trust responds by adding the following as a new third paragraph under the Principal Investment Strategies - AlphaDroid® EZ-MO Broad Markets Momentum Index section:

The term “Defender” within the “SPY – Defender” and “QQQ – Defender” Strategic Categories is a designation used to describe a Strategic Category’s defensive mechanisms that either seek to ensure securities meet minimum thresholds for performance or do not indicate an elevated risk of market decline in an effort to ensure these Strategy Candidate securities are held when performing well and avoiding exposure during Bear markets. The Global Defender Strategic Category extends this approach globally by evaluating broad-market ETFs such as SPY, QQQ, SPEU, and EEM, selecting the strongest performing ETF subject to the same defensive mechanisms.

8.Staff Comment: With regard to the disclosure stating the “[t]he Index employs a proprietary computer algorithm to make this assessment utilizing various metrics,” please provide the metrics considered. Will the Index rely solely on text analytics for this determination?

Response: Please see the Trust’s response to Comment #3 above.

9.Staff Comment: Please update the disclosure related to the current Index weighting as of a recent practicable date.

Response: The Trust has updated the disclosure as requested.

Prospectus - AlphaDroid® Broad Markets Momentum ETF - Fund Summary - Principal Investment Strategies - The Fund’s Investment Strategy

10.Staff Comment: Please revise the disclosure in the first paragraph in this section to explain what circumstances may result in the Adviser switching to a sampling strategy (e.g., when replicating the Index involves practical difficulties, substantial costs or an Index constituent becomes temporarily unavailable or illiquid).

Response: The Trust responds by revising applicable disclosure to read, “...but may, when the Adviser believes it is in the best interests of the Fund, such as when replicating the Index involves practical difficulties, substantial costs or when an Index constituent becomes temporarily unavailable or illiquid, use a “representative sampling” strategy...”

11.Staff Comment: Please revise the disclosure in the second paragraph in this section to clarify that Underlying ETFs may hold securities or other assets that are not traded on a centralized exchange and lack market valuation. Supplementally address whether the underlying ETFs may invest significantly in private equities or private credit.

Response: The Trust notes supplementally that based on current projections, all Underlying ETFs in the current investable universe for the Funds (and their anticipated assets) are expected to trade on centralized exchanges and have market valuation, and none of the Underlying ETFs are primarily designed to provide exposure to private equity or private credit as part of their investment strategy. Therefore, the Trust has revised applicable disclosure in the Valuation Risk to read, “[t]his may occur, for example, ~~because the asset or security does not trade on a centralized exchange, or~~ in times of market turmoil or reduced liquidity.

12.Staff Comment: The level of discretion described in the disclosure which states “the Fund may sell securities that are represented in the Index, purchase securities that are not represented in the Index, or make other adjustments to the Fund’s portfolio when the Adviser believes such transactions and/or adjustments will better enable the Fund to seek to achieve its investment objective” appears inconsistent with the Fund’s disclosed intent to use a replication strategy. Please revise to ensure consistency.

Response: This disclosure refers to the Fund’s ability to implement a representative sampling strategy when the Adviser believes doing so is in the best interest of the Fund. The Trust has revised the sentence as follows:

To the extent the Fund engages in representative sampling to seek to achieve its investment objective, the Fund may sell securities that are represented in the Index, purchase securities that are not represented in the Index, or make other adjustments to the Fund’s portfolio when the Adviser believes such transactions and/or adjustments will better enable the Fund to seek to achieve its investment objective.

13.Staff Comment: Please clarify whether the Fund’s ability to “invest a portion of its assets in sector, commodity and other specialty or focused equity Underlying ETFs” is intended to be part of the Fund’s 20% bucket.

Response: The Trust notes supplementally that under the Indexes’ methodology, commodity-linked ETFs are part of the Bear mode defensive set of asset classes, and are thus part of each Fund’s 80% investment policy.

14.Staff Comment: Please revise applicable disclosure to include the Fund’s definition of “emerging markets.”

Response: The Trust responds by revising disclosure to include the Fund’s definition of emerging markets countries.

15.Staff Comment: With regard to disclosure in the seventh paragraph in this section related to concentration of the Fund’s investments, insofar as the inclusion of “approximately” indicates discretion with respect to concentration, please remove it.

Response: The use of the word “approximately” is not included to suggest the Adviser has discretion with respect to concentration, but is instead meant to explain that, due circumstances such as sampling, the Fund may not allocate its investments exactly the same as the (e.g., the Index may be 27.3% in an industry, while the Fund may be 27.1% in that same industry). As a result, the Trust respectfully declines to revise the disclosure as requested.

Additional Information About the Funds - Principal Investment Strategies

16.Staff Comment: Please supplementally provide a copy the Index methodology for each Fund, if available.

Response: A copy the Index methodology for each Fund has been or will be provided to the Staff supplementally via email.

Additional Information About the Funds - Principal Investment Strategies - The Indexes

17.Staff Comment: Under the sub-heading entitled “The Indexes,” please provide the number of components expected to be included in each Index, including any range, if applicable.

Response: The Trust has added the following to the “The Indexes” subsection:

The Broad Markets Index includes one Momentum Leader ETF for each of its three Strategic Category component weightings. The Defensive Sector Index includes one Momentum Leader ETF for each of its eight Strategic Category component weightings, though the same Momentum Leader ETF may be represented in more than one Strategic Category, subject to a minimum of three unique Momentum Leader ETFs when in Bear mode (see “Bear Mode Index Construction” below).

Additional Information About the Funds - Principal Investment Strategies - Bull Mode Index Construction

18.Staff Comment: Please consider describing the methods of constructing the Broad Markets Momentum Index and the Defensive Sector Rotation Index separately.

Response: The Trust notes supplementally that the Index methodologies for both Indexes are the same. However, for clarity the Trust has added a new last paragraph to the “The Indexes” section that reads, “Both the Broad Markets Index and Defensive Sector Index construct their Bull and Bear modes in the same manner, as described below. However, the components and weightings of the Broad Markets Index and the Defensive Sector Index will differ.”

19.Staff Comment: Please include disclosure in the discussion of “Bull Mode Index Construction” as to whether each Index includes a specific number of investments in each Strategic Category. Please also included disclosure explaining how the Strategic Categories apply to the Broad Markets ETF.

Response: Please see the Trust’s response to Comment #17 and #7 above.

Additional Information About the Funds - Principal Investment Strategies - Bear Mode Index Construction

20.Staff Comment: With respect to the second paragraph under this sub-heading, please consider using an example or revising existing disclosure to outline more specifically how the Bear models are created. For example, it is unclear how the Strategic Categories (which apply in Bull mode) relate to the six sub-categories identified above (which apply to Bear mode).

Response: The Trust responds by revising applicable disclosure to read:

Second, three defensive Bear models are created with different mixes of ETFs from the Bear universe of ETFs. Each Strategic Category is assigned to one of these three defensive Bear models to determine the Bear Momentum Leader, selecting ETFs from any of the defensive asset classes established during Step 1. Because of the relatively limited number of defensive ETFs available, an Index’s Strategic Categories will often select one or more of the same ETFs.

21.Staff Comment: With respect to the last sentence under this sub-heading, please clarify if the minimum number of unique ETFs may all be in the same investment sub-category.

Response: [It is possible that the minimum number of unique ETFs or the majority of those unique ETFs are all in the same investment sub-category.] The Trust notes supplementally that there is no rule in the Index methodology that prevents [the selection of an ETF that is the same or substantially similar to another selected ETF] within an investment sub-category. The Trust has revised applicable disclosure to read:

The third and final step of the Bear mode Index methodology is to use a proprietary algorithm to identify duplications among the selected ETFs and to either find suitable, well-correlated alternatives or, if a suitable alternative cannot be found, allow for an ETF to be duplicated, subject to a minimum number of three unique ETFs, (three in the case of the Broad Markets Index and between three and eight for the Defensive Sector Index), which could result in the minimum number of unique ETFs being in the same subcategory.

Additional Information About the Funds - Principal Investment Strategies - Index Provider

22.Staff Comment: Please clarify disclosure under this sub-heading to discuss any influence the Adviser may have on the Index. For example, is the Adviser a member of the board of advisers for the Index.

Response: The Trust confirms the Adviser does not have any influence on an Index and is not part of the organizational structure that maintains an Index or processes surrounding an Index. Therefore, no additional disclosure has been added.

23.Staff Comment: Please file the agreement between SumGrowth and the Adviser as an exhibit to the registration statement. Please also file the index license or sublicense agreement to which the Fund is a party.

Response: The Trust believes that both the agreement between SumGrowth and the Adviser and the index license agreements are agreements made in the ordinary course of business and, as a result, are not considered “Other Material Contracts” as contemplated by Item 28(h) of Form N-1A. The Trust and the Funds are not parties to neither the index license agreement nor the agreement between SumGrowth and the Adviser. As a result, the Trust respectfully declines to file the agreements as requested.

Statement of Additional Information - Investment Restrictions

24.Staff Comment: When read together with the fundamental policies above, the description of provisions of the 1940 Act related to investments in “Real Estate and Commodities” that follows the list of the Funds’ investment restrictions appears to suggest the Funds may invest in real estate or commodities. Please revise investment restrictions #4 and #5 to clearly state this or explain how this description is consistent with the fundamental policy.

Response: The Trust believes the fundamental policies are clear that neither Fund may purchase or sell real estate or commodities “unless acquired as a result of ownership of securities or other instruments, except to the extent permitted under the 1940 Act.” The “Real Estate and Commodities” disclosure that follows the policies is intended to simply describe what is permissible under the 1940 Act. As a result, the Trust respectfully declines to make the suggested change.

Part C

25.Staff Comment: Please file the participation agreements pursuant to Rule 12d1-4 between the Funds and each applicable Underlying Fund as exhibits to the Funds’ registration statement.

Response: The Trust responds by confirming supplementally that its form of fund of funds agreement will be filed with the Funds’ registration statement.

26.Staff Comment: Cayman Subsidiaries are referenced in Item 29 and in the Exhibit List. However, there is no mention of the use of such subsidiaries in the filing. Please delete if in error, or revise the Prospectus and SAI to the extent either of the Funds being registered will utilize a Cayman subsidiary.

Response: The Trust responds by noting that the Funds do not utilize Cayman subsidiaries. References to Cayman subsidiary agreements relate to other series of the Trust managed by the Funds’ investment adviser. The Trust will revise Item 29 and the Exhibit List to make this clear.

*	*	*

If you have any questions or require further information, please contact me at chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary